EXHIBIT 10.1

USF Corporation
8550 W. Bryn Mawr Ave., Suite 700
Chicago, IL 60631

February 7, 2005

Mr. Paul J. Liska
USF Corporation
8550 Bryn Mawr Avenue
Chicago, IL 60631

Dear Paul:

This letter confirms the agreement which we have reached regarding your service as Executive Chairman of the Board of Directors (the “Board”) of USF Corporation (the “Company”).

1.	Period of Service. The period of your service as Executive Chairman and your entitlement to compensation hereunder commenced on November 2, 2004 and will continue until May 1, 2005; provided, commencing December 1, 2004 the period will be extended by one month for each month of service elapsing thereafter so that the remaining period of service on the first day of each calendar month is for six months. Notwithstanding, the period of service may be terminated at any time by the Board or you upon at least 90 days prior written notice to the other. The Board in its discretion may terminate your service as Executive Chairman on less than 90 days prior notice, provided that you will receive compensation for the unexpired balance of the 90-day period following the termination date, in a lump sum in cash within five (5) days after your termination of service as Executive Chairman, at the rate of $90,000 per month (prorated for partial months) in lieu of amounts that otherwise would have been paid under paragraphs 3 and 4 had you continued to serve during such unexpired period. The period of service also will end in the event of your death, disability or if the shareholders fail to approve a nomination for your continuing membership on the Board of Directors.

2.	Duties. As Executive Chairman of the Board of the Company, you have general responsibility for the direction and supervision of the Company, with all powers and duties consistent with such position, subject to the reasonable direction of the Board. You report directly to the Board and are expected to devote to your duties such time as you and the Board determine to be necessary for the proper conduct of the business of the Company.

3.	Cash Compensation. While serving as Executive Chairman of the Board, you are entitled to receive cash compensation in the amount of $45,000 per calendar month, payable in accordance with the normal payroll practices of the Company.

4.	Phantom Stock Units.

(a)	In addition, you are entitled to compensation in the form of phantom stock units (“PSU’s”) (reflecting the value of one share of common stock of the Company for each such unit) for November 2004 and as of the last day of each complete calendar month thereafter in which you serve as Executive Chairman. The Company will establish a memorandum bookkeeping account to record all PSUs earned by you each month and you will be entitled to statements of your account as you reasonably request from time to time. Your memorandum account will be credited with a number of PSUs for each such calendar month of service as Executive Chairman, as of the last day of the month, equal to the quotient of $45,000 divided by the average of the closing prices of Company common stock on the last five (5) trading days of such month. All PSUs shall be fully vested on the date credited.

(b)	If your service as Executive Chairman is terminated by the Board and you continue as a member of the Board, or your service as Executive Chairman is terminated by you (whether or not also involuntarily terminating service as a member of the Board not at the request of the Board), then your PSU account will be paid to you in a lump sum in cash as to (i) one-half of the PSUs on the date of termination of your service as Executive Chairman and (ii) one-half of the PSUs three years after the date of termination of your service as Executive Chairman. If, however, your service as Executive Chairman is terminated by the Board and the Board removes you, or asks you to resign from, the Board, then your entire PSU account will be paid to you in a lump sum in cash within seven (7) days after such termination date. The value of each PSU on the date payable under this paragraph 4 shall be equal to the average of the closing prices of Company common stock on the last five (5) trading days preceding the date so payable.

(c)	You will not have any interest in any specific assets or shares of stock of the Company. Your rights in PSUs will not create or be construed to create a trust or fund or lien of any kind, or a security interest of any kind in any property of the Company in your favor (or in favor of your legal representative in the event of your death) or any other person, and you will have no rights greater than those of a general unsecured creditor of the Company.

5.	Incentive Payment. In addition to all other amounts due you under this letter, for your service as Executive Chairman and your willingness to forego other business opportunities during such time, upon termination of your service as Executive

Chairman by the Board (other than due to Cause or your disability), you will receive as an incentive continuation of cash compensation in the amount of $90,000 per month for six months following such termination. For this purpose, “Cause” means you have been indicted (or the equivalent thereof) for any felony or have engaged in any act involving fraud, theft, misappropriation, or embezzlement against the Company. You will not be entitled to such amount upon a termination of service as Executive Chairman by you, a termination of service as Executive Chairman by the Company for Cause, or your service terminates due to your death or disability.

6.	Change of Control. Any provision of this letter to the contrary notwithstanding (other than as provided at paragraph 7), in the event of a Change of Control (as defined in the Company’s Long-Term Incentive Plan), all unpaid PSUs and your special incentive (under paragraph 5) will be paid to you in a lump sum on the date of the Change of Control. You also shall be entitled to a gross-up payment for amounts constituting an “excess parachute payment” pursuant to Section 280G of the Internal Revenue Code, as provide on the Attachment hereto.

7.	Tax Limitations. Any provision of this letter to the contrary notwithstanding, the date of payment of any unpaid PSUs or any other compensation payable to you shall be postponed to the earliest such date as may be necessary to avoid (a) a disallowance of a deduction to the Company pursuant to Section 162(m) of the Internal Revenue Code (“Code”) and (b) an acceleration of income and imposition of tax penalties and interest under Section 409A of the Code.

8.	No Other Compensation or Benefits. Unless otherwise hereafter agreed by the Board in its sole discretion, the compensation described above will be your exclusive compensation for your service as Executive Chairman of the Board of the Company. Accordingly, you hereby waive, to the full extent permitted by law, participation in all other compensation and employee benefit plans, programs and practices of the Company, including (but not by way of limitation) annual or long-term incentive compensation plans, retirement plans (including the Capital Accumulation Plan and any other supplemental executive retirement plan) and severance pay plans (including any severance program for senior executives).

9.	Expenses. During the period of your service, you will be entitled to be reimbursed, pursuant to the Company’s applicable expense reimbursement policies, for travel and other expenses incurred by you in connection with your services rendered pursuant to this letter agreement.

10.	Indemnification. To the fullest extent permitted by law, the Company will, during and after the term of your service as Executive Chairman of the Board, insure you under any policy of directors and officers liability insurance that insures members of the Board and will indemnify you (including the advancement of expenses) for any judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred by you in connection with the defense of any lawsuit or other claim to which you are made or threatened to be made a party by reason of being or having been an officer, director or employee of the Company.

11.	Death. In the event of your death, all unpaid PSUs and other amounts due you hereunder will be paid to the legal representative of your estate.

12.	Withholding Taxes. The Company will provide for the withholding of any taxes required to be withheld by federal, state or local law with respect to any payment made by or on behalf of the Company to you or for your benefit in connection with your service as Executive Chairman of the Board. The Company may, at its option, (a) withhold such taxes from any cash payments to which you become entitled, (b) require you to pay to the Company in cash such amounts as may be required to satisfy such withholding obligations and/or (c) make other satisfactory arrangements with you to satisfy such withholding obligations.

If the foregoing is consistent with your understanding, please countersign the enclosed copy of this letter and return it to me.

Sincerely,

USF CORPORATION
By:	/s/ Neil A. Springer
Neil A. Springer, Director
Date:	February 7, 2005

Accepted and agreed to
this 7th day of February, 2005

/s/ Paul J. Liska
Paul J. Liska

ATTACHMENT

     (A) If it is determined that any amount, right or benefit paid or payable (or otherwise provided or to be provided) to the Executive Chairman by the Company or any of its affiliates under this letter agreement or any other plan, program or arrangement under which Executive Chairman participates or is a party, other than amounts payable under this Attachment (collectively, the “Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), subject to the excise tax imposed by Section 4999 of the Code, as amended from time to time (the “Excise Tax”), then the Executive Chairman shall be entitled to receive an additional payment from the Company (a “Gross-Up Payment”) in an amount such that, after payment by the Executive Chairman of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment (and any interest and penalties imposed with respect thereto), the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax (including any interest and penalties imposed with respect thereto) imposed upon the Payments.

     (B) All determinations required to be made under this Attachment, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by an independent, nationally recognized accounting firm mutually acceptable to the Company and the Executive (the “Auditor”). The Auditor shall promptly provide detailed supporting calculations to both the Company and Executive Chairman following any determination that a Gross-Up Payment is necessary. All fees and expenses of the Auditor shall be paid by the Company. Any Gross-Up Payment, as determined pursuant to this Attachment, shall be paid by the Company to the Executive Chairman within 5 days of the receipt of the Auditor’s determination. All determinations made by the Auditor shall be binding upon the Company and the Executive Chairman; provided that if, notwithstanding the Auditor’s initial determination, the Internal Revenue Service (or other applicable taxing authority) determines that an additional Excise Tax is due with respect to the Payments, then the Auditor shall recalculate the amount of the Gross-Up Payment based upon the determinations made by the Internal Revenue Service (or other applicable taxing authority) after taking into account any additional interest and penalties (the “Recalculated Amount”) and the Company shall pay to the Executive Chairman the excess of the Recalculated Amount over the Gross-Up Payment initially paid to the Executive within 5 days of the receipt of the Auditor’s recalculation the Gross-Up Payment.